May 18, 2006

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wyeth
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 27, 2006
File No. 001-01225

Dear Mr. Rosenberg:

Wyeth (the “Company”) acknowledges receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter from the Staff dated May 4, 2006 (the “Comment Letter”) pertaining to the Company’s 2005 Annual Report on Form 10-K (the “Form 10-K”).

Set forth below is the Company’s response to the Staff’s comments, numbered to correspond to the paragraph number in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Exhibit 13 – 2005 Financial Report to Shareholders

Financial Statements, page 4

Notes to Consolidated Financial Statements, page 8

1. Summary of Significant Accounting Policies, page 8

Property, Plant and Equipment, page 9

1.	Please tell us why it is appropriate to classify costs related to the validation of new facilities or assets in construction in progress until they are placed in service, as opposed to when they have reached a state of readiness. In addition, please explain when depreciation commences for these costs and the other capitalized costs of these assets and why that timing is appropriate.

Response:

The construction of most pharmaceutical manufacturing facilities typically includes costs incurred for the validation of specialized equipment, machinery, computer systems, etc. to ensure that the assets are ready for their intended use.

Depreciation of such validation costs begins at the same time that depreciation begins for the related facility, equipment, and machinery, which is when the assets are deemed ready for their intended purpose. For Wyeth, this has historically been at the same time the related assets were placed in service.

We will revise our discussion related to validation costs in our 2006 Annual Report on Form 10-K to clarify that depreciation begins on these costs when the related assets have reached a state of readiness and replace the phrase “when placed in service.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 84

Results of Operations, page 96

Sales Deductions, page 98

2.	Please provide to us, in disclosure-type format, a revised roll forward of your accrual for chargebacks / returns to: (a) include all periods for which you present an income statement and (b) attribute the amount of provision and payments / credits to sales made in the current versus prior periods. In addition, while you disclosed that the provisions for each of the other components of sales deductions were individually less than 2% of gross sales, it appears that those provisions, individually or in the aggregate, may have been material to your results of operations for at least some of the periods for which you present an income statement; as such, please provide us, in disclosure-type format, a similar roll forward of each of those other components of your sales deductions.

Response:

In accordance with the Staff’s request, we have attached a revised roll forward of our accrual for chargebacks/rebates and have included our accruals for product returns, cash discounts and all other sales deductions for 2005, 2004 and 2003. Please refer to Attachment A.

Although we believe we have previously provided in our “Critical Accounting Policies” sufficient information related to our revenue recognition policies and have historically included in MD&A disclosure on changes to provisions when material, in order to be responsive to the Staff’s comments, beginning with our 2006 Annual Report on Form 10-K, we will present an annual roll forward of our accrual for chargebacks/rebates, product returns, cash discounts, and all other sales deductions in our “Sales Deductions” disclosure within MD&A. Furthermore, we will continue to provide in our MD&A a discussion of any material changes to prior period estimates that are included in the roll forward.

Liquidity, Financial Condition and Capital Resources

Contractual Obligations, page 114

3.	Please provide to us, in disclosure-type format, a revised version of your contractual obligation table that includes interest to be paid related to your “Total debt obligations” because it does not appear that you included the interest obligations in this table.

Response:

In accordance with the Staff’s request, we have attached a revised version of our contractual obligations table that includes interest to be paid related to our “Total debt obligations.” Please refer to Attachment B. Although we believe we have provided sufficient information regarding the Company’s debt obligations and related interest rates in previous annual filings, in order to be responsive to the Staff’s comments, beginning with our 2006 Annual Report on Form 10-K, we will include such interest to be paid within our table of contractual obligations in our Liquidity, Financial Condition and Capital Resources disclosure within MD&A.

We appreciate the willingness of the Staff to work with us to achieve the desired compliance with applicable disclosure regulations.

As specifically requested by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or questions.

Very truly yours,

Wyeth

By:	/s/ Paul J. Jones
Paul J. Jones
Vice President - Controller

cc:	Mr. Robert Essner
Chairman and
Chief Executive Officer

Mr. Kenneth J. Martin
Chief Financial Officer and
Vice Chairman

ATTACHMENT A

Sales Deductions

We deduct certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are the only deductions from gross revenue that we consider significant. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction. Except for chargebacks/rebates, provisions for each of the other components of sales deductions were individually less than 2% of gross sales.

The change in our accruals for chargebacks/rebates, product returns, cash discounts and all other sales deductions for 2005, 2004 and 2003 was as follows:

(In millions)	Chargebacks/ Rebates	Product Returns	Cash Discounts	Other Sales Deductions	Total
Balance at January 1, 2003	$624.2	$178.7	$23.1	$101.6	$927.6
Provision	1,720.7	337.7	226.1	186.9	2,471.4
Payments/credits	(1,594.6)	(298.4)	(227.3)	(191.3)	(2,311.6)

Balance at December 31, 2003	750.3	218.0	21.9	97.2	1,087.4

Provision	2,362.5	214.0	258.8	191.2	3,026.5
Payments/credits	(2,195.8)	(272.1)	(255.8)	(188.0)	(2,911.7)

Balance at December 31, 2004	917.0	159.9	24.9	100.4	1,202.2

Provision	2,386.1	177.8	255.3	175.9	2,995.1
Payments/credits	(2,537.6)	(201.2)	(253.6)	(185.4)	(3,177.8)

Balance at December 31, 2005	$765.5	$136.5	$26.6	$90.9	$1,019.5

The increase in the provision for chargebacks/rebates for 2005 was due primarily to higher rebate rates during the first quarter of 2005. This increase was partially offset by the change in mix of Protonix rebates from the more heavily discounted Medicaid segment to the less heavily discounted managed care segment. The increase in the provision for chargebacks/rebates for 2004 was due primarily to higher rebate rates and increased volumes of Protonix.

The 2003 provision for product returns includes a $60.0 million charge recorded for anticipated returns in connection with a projected shift in prescriptions toward the approved lower dosage forms of Prempro. Due to higher than anticipated sales of the original formulations of Prempro, a portion of the inventory previously reserved was sold by wholesalers. Based on demand forecasts, wholesaler’s inventory levels and expiration dating of the remaining inventory held by the wholesalers, we reduced the reserve by $20.0 million in 2004. This reduction was included in the 2004 provision in the table above.

ATTACHMENT B

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2005:

	Total	Payments Due by Period
(In millions) Contractual Obligations		2006	2007 and 2008	2009 and 2010	Thereafter
Total debt obligations	$9,244.6	$13.2	$302.5	$8.1	$8,920.8
Interest payments(1)	6,782.6	530.7	1,108.0	1,084.0	4,059.9

Total debt obligations, including interest payments	16,027.2	543.9	1,410.5	1,092.1	12,980.7
Purchase obligations(2)	1,691.4	988.7	559.1	91.0	52.6
Retirement-related obligations(3)	1,998.3	364.6	753.9	790.5	89.3
Equity purchase obligation(4)	339.0	100.7	238.3	—	—
Capital commitments(5)	930.1	593.0	337.1	—	—
Operating lease obligations	413.4	100.9	138.3	92.5	81.7

Total	$21,399.4	$2,691.8	$3,437.2	$2,066.1	$13,204.3

(1)	Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2005 to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.
(2)	Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.
(3)	This category includes pension and postretirement contributions through 2010. The Company believes that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2010.

The category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2005 and guaranteed interest to be paid to those individuals through December 2005. All other active employees as of December 31, 2005 are excluded for years subsequent to 2006 since the Company does not believe it can predict factors such as employee retirement date and elected payout period.

(4)	The equity purchase obligation represents an agreement by the Company to buy out the 30% minority interest of an affiliate in Japan presently held by Takeda Pharmaceutical Company Limited. The buyout calls for 10% to be purchased in 2006 and 20% in 2007. The purchase price of each buyout is based on a multiple of the entity’s net sales in each of the buyout periods.
(5)	Capital commitments represent management’s commitment for capital spending.